Global X Funds

399 Park Avenue, 32nd floor ▪ New York, New York 10022 ▪ (212) 644-6440 FAX (646) 514-5968

May 25, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC

Attn: Kieran G. Brown

Re:	Global X Funds
Request for Withdrawal of Post-Effective Amendment No. 65
Registration Nos. 333-151713 and 811-22209

Dear Mr. Brown,

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), Global X Funds (the “Trust”) hereby requests the withdrawal of Post-Effective Amendment No. 65 under the Securities Act to the Trust's registration statement on Form N-1A. The registration statement was duly submitted via EDGAR and accepted by the Securities and Exchange Commission on March 23, 2012 (Accession No. 0001144204-12-016928). Post-Effective Amendment No. 65 was filed to add four new series to the Trust.

The Trust has determined not to proceed with the registration of one of the series. The Trust intends on filing a fresh registration statement for the three remaining series. The Trust respectfully submits that a withdrawal of Post-Effective No. 65 is consistent with the public interest and the protection of investors in light of the circumstances described above. No securities were sold in connection with this filing.

Sincerely,

\s\ Bruno del Ama

Bruno del Ama

President